Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 209-A-I dated March 29, 2011	Term Sheet Product Supplement No. 209-A-I Registration Statement No. 333-155535 Dated March 29, 2011; Rule 433

Structured Investments	$ Return Notes Linked to the MSCI Europe ex UK with Special Tax Rate Index due April 3, 2014

General

  You may request on a daily basis that we repurchase a minimum of 1,000 notes at a price equal to the Closing Note Value on the applicable Valuation Date less a Close-Out Fee of 0.075% of the Closing Note Value on such Valuation Date.
  J.P. Morgan Securities LLC, which we refer to as JPMS, acting as our agent, will offer notes on the Inception Date at 100% of the Principal Amount plus a purchase fee of 0.075% of the Closing Note Value on the Inception Date (which is equal to the Principal Amount). See “Selected Purchase Considerations — Purchase Fee” in this term sheet.
  We may, without your consent, “reopen” or reissue the notes based upon market conditions and the Index closing level at that time. If the notes are reopened, we expect that JPMS will charge a purchase fee of 0.075% of the Closing Note Value on the relevant reopening pricing date or as otherwise specified in the relevant term sheet or pricing supplement. These further issuances, if any, will be consolidated to form a single sub-series with the notes originally issued and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. See “Reissuances or Reopening Issuances” in this term sheet for more information.
  At our sole discretion, we may redeem all, but not fewer than all, issued and outstanding notes on any business day on or after the Initial Redemption Date after providing at least five business days’ written notice.
  The notes are designed for investors who seek a return linked to the MSCI Europe ex UK with Special Tax Rate Index (the “Index”).
  Investors should be willing to forgo interest payments and, if the Index closing level of the Index decreases or does not increase in an amount at least equal to the percentage of the Principal Amount represented by the purchase fee and the Close-Out Fee, be willing to lose some or all of their initial investment. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The payment at maturity or upon early repurchase or redemption is linked to the performance of the Index and the Close-Out Fee as of the relevant Valuation Date, as described below and under “Additional Key Terms” below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing April 3, 2014†
  The notes will be issued in minimum denominations equal to the Principal Amount, as described below, and integral multiples in excess thereof.
  The notes are expected to price on or about March 30, 2011 and are expected to settle on or about April 4, 2011.
  The notes will not be listed on any securities exchange.

Key Terms

Index:	The MSCI Europe ex UK with Special Tax Rate Index (the “Index”) (Bloomberg ticker symbol “M0EUG89%”)
Principal Amount:	The Principal Amount will be a U.S. dollar amount equal to the Initial Index Level. For example, if the Initial Index Level is 1000, the Principal Amount per note will be $1,000.
Payment at Maturity:

For each note, unless earlier repurchased, you will receive at maturity a cash payment equal to (a) the Closing Note Value as of the Final Valuation Date minus (b) the Close-Out Fee as of the Final Valuation Date.

If the amount calculated above is less than zero, the payment at maturity will be $0.

The return on your initial investment will be reduced by the purchase fee and the Close-Out Fee. Accordingly, you will lose some or all of your investment at maturity if the level of the Index decreases or does not increase sufficiently to offset the effect of the purchase fee and the Close-Out Fee.

Closing Note Value:

The Closing Note Value on the Inception Date will be equal to the Principal Amount. On each subsequent Valuation Date, the Closing Note Value will be equal to (a) the Principal Amount multiplied by (b) the Index Factor as of the relevant Valuation Date.

Index Factor:	On any Valuation Date, (a) the Index closing level on such Valuation Date divided by (b) the Initial Index Level
Initial Index Level:	The Index closing level on the Inception Date, which will be on or about March 30, 2011
Inception Date:	On or about March 30, 2011
Valuation Date(s) †:	Each business day from and including the Inception Date to and including the Final Valuation Date
Final Valuation Date†:	March 31, 2014
Maturity Date†:	April 3, 2014
Additional Key Terms:	See “Additional Key Terms” below.

†     Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Valuation Date” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 209-A-I

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 209-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes, which includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-14 of the accompanying product supplement no. 209-A-I.

(2)

JPMS, acting as our agent, will offer the notes at 100% of the Principal Amount plus a purchase fee of 0.075% of the Closing Note Value on the Inception Date (which is equal to the Principal Amount). JPMS will not receive an agent’s commission in connection with sales of the notes, but will charge purchasers of notes the purchase fee. JPMS will be entitled to receive some or all of the Close-Out Fee to cover the ongoing payments related to the distribution of notes, projected profits for managing our hedge position and a structuring fee for developing the economic terms of the notes. See “Selected Purchase Considerations — Purchase Fee” in this term sheet and “Plan of Distribution (Conflicts of Interest)” beginning on page PS-34 of the accompanying product supplement no. 209-A-I.

The total aggregate principal amount of notes being offered by this term sheet may not be purchased by investors in the offering. Under these circumstances, JPMS will retain the unsold portion of the offering and has agreed to hold such notes for investment for a period of at least 30 days. The unsold portion of any series of notes will not exceed 15% of the aggregate principal amount of the notes. Any unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 29, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 209-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 209-A-I dated March 29, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 209-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 209-A-I dated March 29, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001994/e42638_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Payment upon Early Repurchase:

Subject to your compliance with the procedures described under “Description of Notes — Early Repurchase at the Option of the Holders” and the potential postponements and adjustments as described under “Description of Notes — Postponement of a Valuation Date” in the accompanying product supplement no. 209-A-I, you may request that we repurchase your notes on any Repurchase Date during the term of the notes, provided that you request that we repurchase a minimum of 1,000 notes. Upon early repurchase, you will receive for each note a cash payment on the relevant Repurchase Date equal to (a) the Closing Note Value as of the relevant Valuation Date minus (b) the Close-Out Fee as of the relevant Valuation Date.

If the amount calculated above is less than zero, the payment upon early repurchase will be $0.
The return on your initial investment will be reduced by the purchase fee and the Close-Out Fee. Accordingly, you will lose some or all of your initial investment upon early repurchase if the level of the Index decreases or does not increase sufficiently to offset the effect of the purchase fee and the Close-Out Fee.
Early Repurchase Mechanics:

In order to request that we repurchase your notes on any Repurchase Date, you must deliver a Repurchase Notice to us via email at dln_repurchase@jpmchase.com by no later than 5:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and follow the procedures described under “Description of Notes — Early Repurchase at the Option of the Holders” in the accompanying product supplement no. 209-A-I. If you fail to comply with these procedures, your notice will be deemed ineffective.

Close-Out Fee:	For any Repurchase Date, an amount in cash per note equal to (a) the Closing Note Value as of the relevant Valuation Date multiplied by (b) the Close-Out Fee Percentage.
Close-Out Fee Percentage:	0.075%
Repurchase Date:	The third business day following each Valuation Date
Repurchase Notice:	The form of Repurchase Notice attached hereto as Annex A
Payment upon Optional Redemption:

At our sole discretion, we may redeem all, but not fewer than all, issued and outstanding notes on any business day on or after the Initial Redemption Date. Upon redemption, you will receive for each note a cash payment on the relevant Redemption Date equal to (a) the Closing Note Value as of the relevant Valuation Date minus (b) the Close-Out Fee as of the relevant Valuation Date.

The return on your initial investment will be reduced by the purchase fee and the Close-Out Fee. Accordingly, you will lose some or all of your initial investment upon redemption if the level of the Index decreases or does not increase sufficiently to offset the effect of the purchase fee and the Close-Out Fee.
Optional Redemption Mechanics:

If we exercise our right to redeem your notes on a Redemption Date, we will deliver an irrevocable redemption notice to the Depository Trust Company (“DTC”) (the holder of the global note). The Valuation Date for such redemption will be specified in the irrevocable redemption notice delivered to DTC and will be no fewer than five business days and no more than ten business days after the date such notice is delivered, subject to the potential postponements and adjustments as described under “Description of Notes — Postponement of a Valuation Date.” Accordingly, we must provide at least five business days’ notice prior to the Valuation Date for such redemption.

Initial Redemption Date:	April 11, 2012
Redemption Date:	The third business day following the relevant Valuation Date
Reissuances or Reopening issuances:

We may, without your consent, “reopen” or reissue the notes based upon market conditions and the Index closing level at that time. If the notes are reopened, we expect that JPMS will charge a purchase fee of 0.075% of the Closing Note Value on the relevant reopening pricing date or as otherwise specified in the relevant term sheet or pricing supplement. These further issuances, if any, will be consolidated to form a single sub-series with the notes originally issued and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. We have no obligation to take your interests into account when deciding to issue additional notes. See “Reissuances or Reopening Issuances” in this term sheet for more information.

Note Calculation Agent:	J.P. Morgan Securities LLC (“JPMS”)
CUSIP:	46634X294

JPMorgan Structured Investments — Return Notes Linked to the MSCI Europe ex UK with Special Tax Rate Index	TS-1

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase or redemption linked to the Index, subject to the deduction of the Close-Out Fee. The notes are not subject to a predetermined maximum return and, accordingly, any return will be based on the performance of the Index and the Close-Out Fee, as of the relevant Valuation Date. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DAILY REPURCHASES — Subject to your compliance with the procedures and the potential postponements and adjustments as described in the accompanying product supplement no. 209-A-I, you may submit daily a request to have us repurchase your notes on any Repurchase Date during the term of the notes, provided that you request that we repurchase a minimum of 1,000 notes. If you request that we repurchase your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement no. 209-A-I and this term sheet, for each note you will receive a cash payment on the relevant Repurchase Date equal to (a) the Closing Note Value as of the relevant Valuation Date minus (b) the Close-Out Fee Percentage. You may request that we repurchase a minimum of one note.
  PURCHASE FEE — On the Inception Date, J.P. Morgan Securities LLC, acting as our agent, will offer notes at 100% of the Principal Amount plus a purchase fee of 0.075% of the Closing Note Value on the Inception Date (which is equal to the Principal Amount). If the notes are reopened, we expect that JPMS will charge a purchase fee of 0.075% of the Closing Note Value on the relevant reopening pricing date or as otherwise specified in the relevant term sheet or pricing supplement.
  POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL CALL FEATURE — At our sole discretion, we may redeem all, but not fewer than all, issued and outstanding notes on any business day on or after the Initial Redemption Date. Upon redemption, you will receive for each note a cash payment on the Redemption Date equal to (a) the Closing Note Value as of the relevant Valuation Date minus (b) the Close-Out Fee as of the relevant Valuation Date.
  RETURN LINKED TO THE MSCI EUROPE EX UK WITH SPECIAL TAX RATE INDEX — The MSCI Europe ex UK with Special Tax Rate Index is a custom Index calculated and maintained by MSCI Inc. (“MSCI”) at J.P. Morgan Securities Ltd.’s request. The Index is a free float adjusted market capitalization index intended to measure the equity market performance of certain developed markets in Europe. As of March 29, 2011, the Index consisted of the following 15 developed market country indices: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden and Switzerland. The Index is reported by Bloomberg L.P. under the ticker symbol “M0EUG89%.” The Index is a net total return index. A total return index measures the market performance, including price performance and income from dividend payments, while a net daily total return index measures the price performance and income from dividends, net of certain withholding taxes. The methodology used to calculate and maintain the Index is the same as the methodology used for the MSCI Europe ex UK Index Net USD, except that the withholding rate for the Index is 11%. In contrast, the MSCI Europe ex UK Index Net USD uses the highest withholding tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties, which varies by country and is published and updated on www.msci.com. Information contained in the MSCI website is not incorporated by reference in, and should not be considered a part of, this term sheet. For additional information about the Index, see the information set forth under “MSCI Europe ex UK with Special Tax Rate Index,” in the accompanying product supplement no. 209-A-I.
  The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by JPMorgan Chase & Co. The notes are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to the notes. The accompanying product supplement no. 209-A-I contains a more detailed description of the limited relationship MSCI has with JPMorgan Chase & Co. and the notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar weakens against these currencies, the value of the Index will increase and the payment at maturity, if any, may increase. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.

JPMorgan Structured Investments — Return Notes Linked to the MSCI Europe ex UK with Special Tax Rate Index	TS-2

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 209-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the materialU.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

Your investment in the notes will involve significant risks. The notes do not guarantee any return of principal at, or prior to, the Maturity Date or any Repurchase Date or Redemption Date. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities that compose the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 209-A-I dated March 29, 2011. You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes may not return any of your investment. The return on your initial investment will be reduced by the purchase fee and the Close-Out Fee. Accordingly, you will lose some or all of your initial investment at maturity or upon early repurchase or redemption if the level of the Index decreases or does not increase sufficiently to offset the effect of the purchase fee and the Close-Out Fee.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon early repurchase or redemption, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  EVEN IF THE LEVEL OF THE INDEX INCREASES, YOU MAY RECEIVE LESS THAN YOUR INITIAL INVESTMENT DUE TO THE PURCHASE FEE AND THE CLOSE-OUT FEE — Because the return on your initial investment will be reduced by the purchase fee and the Close-Out Fee, the level of the Index on the relevant Valuation Date must increase sufficiently to offset the purchase fee and the Close-Out Fee in order for you to receive at least your initial investment at maturity or upon early repurchase or redemption. Accordingly, you will lose some or all of your initial investment at maturity or upon early repurchase or redemption if the level of the Index decreases or does not increase sufficiently to offset the effect of the purchase fee and the Close-Out Fee.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

JPMorgan Structured Investments — Return Notes Linked to the MSCI Europe ex UK with Special Tax Rate Index	TS-3

  IF WE EXERCISE OUR RIGHT TO REDEEM THE NOTES, THE CASH PAYMENT YOU WILL RECEIVE MAY BE LESS THAN YOU MIGHT OTHERWISE HAVE RECEIVED — At our sole discretion, we may redeem all, but not fewer than all, issued and outstanding notes on any business day on or after the Initial Redemption Date. We may elect to redeem your notes at a time when the Closing Note Value is relatively low. As a result, any payment upon redemption may be substantially less than the amount you initially invested, the amount you could have received on your investment at maturity if the notes had not been redeemed or the amount you could have received if you had elected to have us repurchase your notes at the time of your choosing.
  THE OPTIONAL REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT FROM YOUR INVESTMENT — While the original term of the notes is three years, at our sole discretion, your notes may be called for redemption prior to the Maturity Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes in an investment with similar characteristics in the event the notes are redeemed prior to the maturity date.
  JPMS WILL CHARGE A PURCHASE FEE TO INVESTORS WHO PURCHASE THE NOTES — On the Inception Date, JPMS will charge a purchase fee of 0.075% of the Closing Note Value on the Inception Date (which is equal to the Principal Amount). If the notes are reopened, we expect that JPMS will charge a purchase fee of 0.075% of the Closing Note Value on the relevant reopening pricing date or as otherwise specified in the relevant term sheet or pricing supplement. Accordingly, if the level of the Index decreases or does not increase sufficiently to offset the purchase fee, you will lose some or all of your initial investment at maturity or upon early repurchase or redemption.
  THE INDEX HAS A LIMITED OPERATING HISTORY — The Index was established on February 24, 2011, and therefore has limited historical performance. Any back-testing or similar analysis in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent of the Index when determining levels of the Index. Past performance should not be considered indicative of future performance.
  THE INDEX WAS CREATED AT OUR AFFILIATE’S REQUEST — The Index was created by MSCI Inc. at the request of our affiliate, J.P. Morgan Securities Ltd., or JPMSL. No assurance can be given that the Index will perform as well as or better than any of the standard MSCI indices. JPMSL is under no obligation to consider your interests as an investor in the notes in its role in developing or making suggestions related to the Index. Furthermore, the inclusion of equity securities in the Index is not an investment recommendation by us or JPMSL of the equity securities underlying the Index.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment, if any, at maturity or upon early repurchase or redemption described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Affect the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE INDEX CLOSING LEVEL ON THE RELEVANT VALUATION DATE MAY BE LESS THAN THE INDEX CLOSING LEVEL ON THE MATURITY DATE, A REPURCHASE DATE, A REDEMPTION DATE OR AT OTHER TIMES DURING THE TERM OF THE NOTES — The Index closing level on the Maturity Date, a Repurchase Date, a Redemption Date or at other times during the term of the notes, including dates near the relevant Valuation Date, could be higher than the Index closing level on the relevant Valuation Date. This difference could be particularly large if there is a significant increase in the level of the Index after the relevant Valuation Date, if there is a significant decrease in the level of the Index prior to the relevant Valuation Date or if there is significant volatility in the Index during the term of the notes.
  THERE ARE RESTRICTIONS ON YOUR ABILITY TO REQUEST THAT WE REPURCHASE YOUR NOTES, INCLUDING THAT YOU MUST REQUEST THAT WE REPURCHASE A MINIMUM OF 1,000 NOTES — If you elect to exercise your right to have us repurchase your notes, you must request that we repurchase at least 1,000 notes on any Repurchase Date. If you own fewer than 1,000 notes, you will not be able to have us repurchase your notes.

  Your request that we repurchase your notes is only valid if we receive your Repurchase Notice by no later than 5:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and we (or our affiliates) acknowledge receipt of the Repurchase Notice that same day. If we do not receive such notice or we (or our

JPMorgan Structured Investments — Return Notes Linked to the MSCI Europe ex UK with Special Tax Rate Index	TS-4

  affiliates) do not acknowledge receipt of such notice, your repurchase request will not be effective and we will not repurchase your notes on the corresponding Repurchase Date.

  Because of the timing requirements of the Repurchase Notice, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market. As your request that we repurchase your notes is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request. Furthermore, our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a market disruption event.
  NO INTEREST PAYMENTS OR DIVIDEND OR VOTING RIGHTS — Although the level of the Index will reflect any dividends paid (net of withholding taxes) on the equity securities composing the Index, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the equity securities composing Index would have.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
  THE EQUITY SECURITIES THAT COMPOSE THE INDEX ARE CONCENTRATED IN EUROPE — The equity securities that compose the Index are issued by companies located in Europe. The Index is therefore less diversified than other indices, funds or investment portfolios investing in or tracking broad-based equity markets and, therefore, could experience greater volatility. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.
  THE ISSUERS OF THE EQUITY SECURITIES THAT COMPOSE THE INDEX MAY BE ADVERSELY AFFECTED BY THE RECENT SOVEREIGN DEBT CRISIS IN EUROPE AND RELATED GLOBAL ECONOMIC CONDITIONS — The recent European debt crisis and related European financial restructuring efforts have contributed to instability in global credit markets and may cause the value of the European Union euro to further deteriorate. If global economic and market conditions, or economic conditions in Europe, the United States or other key markets, remain uncertain or deteriorate further, the value of the European Union euro and the credit market may weaken and European companies, including the issuers of the equity securities that compose the Index, may experience material adverse impacts on their business, operating results, financial condition and ability to pay dividends, which may adversely affect the level of the Index and the market value of the notes.
  YOU WILL NOT KNOW THE AMOUNT YOU WILL RECEIVE UPON EARLY REPURCHASE AT THE TIME YOU ELECT TO REQUEST THAT WE REPURCHASE YOUR NOTES — You will not know the amount you will receive upon early repurchase at the time you elect to request that we repurchase your notes. Your notice to us to repurchase your notes is irrevocable and must be received by us no later than 5:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and we (or our affiliates) must acknowledge receipt of such notice, on the same day. As a result, you will be exposed to market risk in the event the market fluctuates after we confirm the validity of your notice of election to exercise your rights to have us repurchase your notes, and prior to the relevant Repurchase Date.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. Also, the number of notes outstanding or held by persons other than our affiliates could be reduced at any time due to early repurchases of the notes. Accordingly, the liquidity of the market for the notes outside of the early repurchase right could vary materially over the term of

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  the notes and the price at which you may be able to trade your notes is likely to depend on the payment you could receive upon the exercise of your right to have us repurchase your notes. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in the accompanying product supplement no. 209-A-I.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
    the expected volatility of the Index;
    whether we are expected to redeem the notes;
    the time to maturity of the notes;
    the dividend rates on the equity securities underlying the Index;
    interest and yield rates in the market generally as well as in the markets of the equity securities composing the Index;
    a variety of economic, financial, political, regulatory and judicial events;
    the exchange rate or volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities composing the Index are traded; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Hypothetical Payment at Maturity or Upon Early Repurchase or Redemption

The following table and examples illustrate the hypothetical total returns at maturity or upon early repurchase or redemption for each note. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity or upon early repurchase or redemption per note to the Principal Amount plus a purchase fee of 0.075% of the Closing Note Value on the Inception Date (which is equal to the Principal Amount). The hypothetical total returns set forth below assume an Initial Index Level of 1000 and a Principal Amount of $1,000 and reflect the Close-Out Fee Percentage of 0.075%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns at maturity or upon early repurchase or redemption applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index closing level on the relevant Valuation Date	Index Factor	Closing Note Value	Payment at Maturity or Upon Repurchase or Redemption	Total Return at Maturity or Upon Repurchase or Redemption

2300.000	200.000%	$2,000.00	$1,998.50	99.700%
2012.500	175.000%	$1,750.00	$1,748.69	74.738%
1725.000	150.000%	$1,500.00	$1,498.88	49.775%
1495.000	130.000%	$1,300.00	$1,299.03	29.805%
1380.000	120.000%	$1,200.00	$1,199.10	19.820%
1265.000	110.000%	$1,100.00	$1,099.18	9.835%
1207.500	105.000%	$1,050.00	$1,049.21	4.843%
1178.750	102.500%	$1,025.00	$1,024.23	2.346%
1161.500	101.000%	$1,010.00	$1,009.24	0.849%
1151.725	100.150%	$1,001.50	$1,000.75	0.000%
1150.575	100.050%	$1,000.50	$999.75	-0.100%
1150.000	100.000%	$1,000.00	$999.25	-0.150%
1092.500	95.000%	$950.00	$949.29	-5.142%
1035.000	90.000%	$900.00	$899.33	-10.135%
920.000	80.000%	$800.00	$799.40	-20.120%
805.000	70.000%	$700.00	$699.48	-30.105%
690.000	60.000%	$600.00	$599.55	-40.090%
575.000	50.000%	$500.00	$499.63	-50.075%
460.000	40.000%	$400.00	$399.70	-60.060%
345.000	30.000%	$300.00	$299.78	-70.045%
230.000	20.000%	$200.00	$199.85	-80.030%
115.000	10.000%	$100.00	$99.93	-90.015%
0.000	0.000%	$0.00	$0.00	-100.000%

Hypothetical Examples of Amounts Payable at Maturity or Upon Early Repurchase or Redemption

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1150 to an Index closing level of 1265 on the relevant Valuation Date. Because the Index closing level on the relevant Valuation Date of 1265 is greater than the Initial Index Level of 1150, the investor receives a payment at maturity or upon early repurchase or redemption of $1,099.18 per note, calculated as follows:

Closing Note Value: $1,000 × (1265 / 1150) = $1,100; or

Payment at maturity or upon early repurchase or redemption: $1,100 – ($1,100 × 0.075%) = $1,099.18

Example 2: The level of the Index increases from the Initial Index Level of 1150 to an Index closing level of 1150.575 on the relevant Valuation Date. Because the Index closing level on the relevant Valuation Date of 1150.575 is greater than the Initial Index Level of 1150, the investor receives a payment at maturity or upon early repurchase or redemption of $999.75 per note, which is less than the Principal Amount even though the level of the Index has increased because of the negative effect of the Close-Out Fee, calculated as follows:

Closing Note Value: $1,000 × (1150.575 / 1150) = $1,000.50; or

Payment at maturity or upon early repurchase or redemption: $1,000.50 – ($1,000.50 × 0.075%) = $999.75

Example 3: The level of the Index decreases from the Initial Index Level of 1150 to an Index closing level of 920 on the relevant Valuation Date. Because the Index closing level on the relevant Valuation Date of 920 is less than the Initial Index Level of 1150, the investor receives a payment at maturity or upon early repurchase or redemption of $799.40 per note, calculated as follows:

Closing Note Value: $1,000 × (920 / 1150) = $800; or

Payment at maturity or upon early repurchase or redemption: $800 – ($800 × 0.075%) = $799.40

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Hypothetical Back-Tested Data and Historical Information

Hypothetical Back-Tested Data and Historical Performance of the Index and Historical Performance of the MSCI Europe ex UK Index Net USD

The following graph sets forth (a) the hypothetical back-tested performance of the Index based on the hypothetical back-tested daily Index closing levels from November 30, 2010 through February 23, 2011, and the historical performance of the Index based on the daily Index closing levels from February 24, 2011 through March 28, 2011 and (b) the historical daily performance of the MSCI Europe ex UK Index Net USD from November 30, 2010 through March 28, 2011.

The Index was established on February 24, 2011. The Index closing level on March 28, 2011 was 1167.50. The closing level of the MSCI Europe ex UK Index Net USD on March 28, 2011 was 4677.927. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Your notes are linked to the Index and not to the MSCI Europe ex UK Index Net USD. The methodology used to calculate and maintain the Index is the same as the methodology used for the MSCI Europe ex UK Index Net USD, except that the Index reflects a withholding rate of 11% and the MSCI Europe ex UK Index Net USD reflects the highest withholding tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties, which varies by country. As a result, the return on the notes will not reflect the performance of the MSCI Europe ex UK Index Net USD. Historical information with respect to the MSCI Europe ex UK Index Net USD is provided for reference purposes only.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Inception Date or any Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of Index set forth in the following graph was calculated on materially the same basis on which the performance of Index is now calculated, but does not represent the actual historical performance of the Index.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate than the hypothetical historical information set forth above. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The hypothetical historical performance date set forth above represents a simulation of past performance, which is no guarantee of future results.

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Historical Performance of the MSCI Europe ex UK Index Net USD

The following graph sets forth the historical daily performance of the MSCI Europe ex UK Index Net USD from January 6, 2006 through March 28, 2011. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. As discussed above, the return on the notes will not reflect the performance of the MSCI Europe ex UK Index Net USD. Historical information with respect to the MSCI Europe ex UK Index Net USD is provided for reference purposes only.

Reissuances or Reopening Issuances

We may, at our sole discretion, “reopen” or reissue the notes based on market conditions and Index closing levels at that time. If the notes are reopened, we expect that JPMS will charge a purchase fee of 0.075% of the Closing Note Value on the relevant reopening pricing date or as otherwise specified in the relevant term sheet or pricing supplement. These further issuances, if any, will be consolidated to form a single class with the originally issued notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. The price of any additional offering will be determined at the time of pricing of that offering. We have no obligation to take your interests into account when deciding to issue additional notes. For more information on such additional offerings, see “General Terms of Notes — Reissuances or Reopening Issuances” in the accompanying product supplement no. 209-A-I.

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ANNEX A

FORM OF REPURCHASE NOTICE

To:     dln_repurchase@jpmchase.com

Subject:     Return Notes Linked to the MSCI Europe ex UK with Special Tax Rate Index, CUSIP No. 46634X294

Ladies and Gentlemen:

     The undersigned holder of JPMorgan Chase & Co.’s Medium-Term Notes, Series E, Return Notes Linked to the MSCI Europe ex UK with Special Tax Rate Index due April 3, 2014, CUSIP No. 46634X294 (the “notes”) hereby irrevocably elects to exercise, with respect to the number of the notes indicated below, as of the date hereof, the right to have you repurchase such notes on the Repurchase Date specified below as described in the product supplement no. 209-A-I, as supplemented by the pricing supplement dated _________, 20__ relating to the notes (collectively, the “Supplement”). Terms not defined herein have the meanings given to such terms in the Supplement.

     The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Valuation Date with respect to the number of notes specified below at a price per note determined in the manner described in the Supplement, facing DTC 352 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

* Subject to adjustment as described in the Supplement.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase: [must be at least 1,000]

Applicable Valuation Date: _________, 20__*
Applicable Repurchase Date: _________, 20__*

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Note to Holder: You must request that we repurchase at least 1,000 notes at any one time in order to exercise your right to have us repurchase your notes on any Repurchase Date.

Acknowledgment: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the Supplement are satisfied, including the acknowledgment by you or your affiliate of the receipt of this notice on the date hereof.

Questions regarding the repurchase requirements of your notes should be directed to dln_repurchase@jpmchase.com.

*Subject to adjustment as described in the Supplement.

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